UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40004

CLOOPEN GROUP HOLDING LIMITED

(Exact name of registrant as specified in its charter)

16/F, Tower A, Fairmont Tower

33 Guangshun North Main Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release: Cloopen Files Annual Report on Form 20-F for Fiscal 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOOPEN GROUP HOLDING LIMITED

Date: September 3, 2025	By:	/s/ Changxun Sun
	Name:	Changxun Sun
	Title:	Chief Executive Officer